February 9, 2016	Jenner & Block LLP 919 Third Avenue New York, NY 10022 Tel 212-891-1600 www.jenner.com	Chicago London Los Angeles New York Washington, DC

Ms. Mara Ransom, Assistant Director

Mr. Lisa Kohl, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3561

Dear Ms. Ransom and Ms. Kohl:

On behalf of the US Foods Holding Corporation (“US Foods Holding”) we are writing to you in connection with the filing, on February 9, 2016, by US Foods Holding of the Registration Statement on Form S-1 (the “Form S-1”) to register $100 million in shares of US Foods Holding’s common stock. US Foods Holding is the parent company of U.S. Foods, Inc., a reporting company under the file number 333-185732.

As discussed with Mara Ransom of the staff, the Form S-1 contains compensation information from the year ended December 27, 2014. The compensation decisions for the last completed fiscal year ended January 2, 2016 are still being finalized and we will include updated executive compensation as well as updated financial information for US Food Holding in the initial amendment to the Form S-1. We understand the staff reserves the right to comment once this updated information is provided to the staff.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (740) 633-9500. Please email comment letters to me at wtolbert@jenner.com, jcasella@jenner.com, Juliette.Pryor@usfoods.com and james.pyle@usfoods.com.

Very truly yours,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.

cc:	Juliette Pryor
James Pyle
Kevin Collins
Jason Casella